

June 20, 2014

<u>Via E-mail</u>
Georganne Hodges
Chief Financial Officer
Spark Energy, Inc.
2105 CityWest Blvd., Suite 100
Houston, Texas 77042

> **Re:** **Spark Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2014**
> **File No. 333-196375**

Dear Ms. Hodges:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Prospectus</u>

<u>Inside Cover Page</u>

1. With respect to your graphic on the inside cover page of the prospectus, please clarify what is meant by the phrase "Leading independent retail energy services company" and provide support for this statement.

2. We also note your description on page 6 of the map as "a map detailing the states that have passed legislation to create competitive markets as well as the states in which Spark provides either or both of retail natural gas and electricity." Elsewhere on page 6 you state that "[a]s of December 31, 2013, 20 states and the District of Columbia allow some form of customer choice for electricity supply (according to DNV GL) and 21 states and the District of Columbia have passed legislation or adopted programs that allow customers to purchase natural gas from retail energy companies other than the local

regulated utility." As it appears you are not active in all the states that have passed legislation to create competitive markets, please clarify the graphic and/or the description thereof on page 6.

<u>Corporate Reorganization, page 8</u>

3. Please revise to elaborate upon your statement on page 9 that Spark Energy Ventures will distribute its 100% interest in NuDevco Retail Holdings to NuDevco Partners Holdings LLC, as you indicate on page 117. Alternatively, clarify how this interest will be distributed and how this impacts who will ultimately own the Class B common stock and accompanying voting interests in you. Further, please revise the Organizational Structure chart on page 12 to depict Spark Energy Ventures or tell us why you believe that to be unnecessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gil Melman, Spark Energy, Inc.
       Sarah K. Morgan, Vinson & Elkins L.L.P